                                                         OMB APPROVAL
                                                ------------------------------
                                                 OMB Number:         3235-0145
                                                 Expires:      August 31. 1999
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                                                 hours per response......14.90
                                                ------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                        Building One Services Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, Par Value $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     120114103
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                                Mr. Andrew Africk
                               Boss Investment LLC
                           c/o Apollo Management, L.P.
                     1301 Avenue of the Americas, 38th Floor
                               New York, NY 10019
                                  212-261-4000

                                 with copies to:

Michael D. Weiner, Esq.                                 John J. Suydam, Esq.
Apollo Management, L.P.                                 O'Sullivan Graev & Karabell, LLP
1999 Avenue of the Stars, Suite 1900                    30 Rockefeller Plaza, 24th Floor
Los Angeles, CA 90067                                   New York, NY 10012
310-201-4100                                            212-408-2400

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 23, 1998
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. ..........................

-----------------------------------------------------------------------------------------
         1.     Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                Boss Investment LLC*.................................................

-----------------------------------------------------------------------------------------
         2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                (a) X................................................................

                (b)..................................................................

-----------------------------------------------------------------------------------------
         3.     SEC Use Only.........................................................

-----------------------------------------------------------------------------------------
         4.     Source of Funds (See Instructions) OO................................
-----------------------------------------------------------------------------------------
         5.     Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)...............................................
-----------------------------------------------------------------------------------------
         6.     Citizenship or Place of Organization
                Delaware.............................................................
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Number of Shares
Bene-             7.    Sole Voting Power  -0-
ficially
Owned by Each
Reporting Person
With:
                  8.    Shared Voting Power  4.5 million shares of Common Stock......
-----------------------------------------------------------------------------------------

                  9.    Sole Dispositive Power  -0-..................................
-----------------------------------------------------------------------------------------

                  10.   Shared Dispositive Power  4.5 million shares of Common Stock.
-----------------------------------------------------------------------------------------

         11.    Aggregate Amount Beneficially Owned by Each Reporting Person 4.5 million shares of Common Stock..............................................
-----------------------------------------------------------------------------------------

         12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                 (See Instructions)..................................................
-----------------------------------------------------------------------------------------

         13.    Percent of Class Represented by Amount in Row (11) 9.5%..............

-----------------------------------------------------------------------------------------
         14.    Type of Reporting Person (See Instructions) OO.......................

-----------------------------------------------------------------------------------------
         1.     Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only)..........

                Apollo Investment Fund IV, L.P.*.....................................

-----------------------------------------------------------------------------------------
         2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                (a) X................................................................

                (b)..................................................................

-----------------------------------------------------------------------------------------
         3.     SEC Use Only.........................................................

-----------------------------------------------------------------------------------------
         4.     Source of Funds (See Instructions) OO................................
-----------------------------------------------------------------------------------------
         5.     Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)...............................................
-----------------------------------------------------------------------------------------
         6.     Citizenship or Place of Organization
                Delaware.............................................................
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Number of Shares
Bene-             7.    Sole Voting Power  -0-
ficially
Owned by Each
Reporting Person
With:
                  8.    Shared Voting Power  4.5 million shares of Common Stock......
-----------------------------------------------------------------------------------------

                  9.    Sole Dispositive Power  -0-..................................
-----------------------------------------------------------------------------------------

                  10.   Shared Dispositive Power  4.5 million shares of Common Stock.
-----------------------------------------------------------------------------------------

         11.    Aggregate Amount Beneficially Owned by Each Reporting Person 4.5 million shares of Common Stock..............................................
-----------------------------------------------------------------------------------------

         12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                 (See Instructions)..................................................
-----------------------------------------------------------------------------------------

         13.    Percent of Class Represented by Amount in Row (11) 9.5%..............

-----------------------------------------------------------------------------------------
         14.    Type of Reporting Person (See Instructions)

                PN...................................................................

-----------------------------------------------------------------------------------------
         1.     Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                Apollo Overseas Partners IV, L.P.*...................................

-----------------------------------------------------------------------------------------
         2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                (a) X................................................................

                (b)..................................................................

-----------------------------------------------------------------------------------------
         3.     SEC Use Only.........................................................

-----------------------------------------------------------------------------------------
         4.     Source of Funds (See Instructions) OO................................
-----------------------------------------------------------------------------------------
         5.     Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)...............................................
-----------------------------------------------------------------------------------------
         6.     Citizenship or Place of Organization
                Cayman Islands.......................................................
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Number of Shares
Bene-             7.    Sole Voting Power  -0-
ficially
Owned by Each
Reporting Person
With:
                  8.    Shared Voting Power  4.5 million shares of Common Stock......
-----------------------------------------------------------------------------------------

                  9.    Sole Dispositive Power  -0-..................................
-----------------------------------------------------------------------------------------

                  10.   Shared Dispositive Power  4.5 million shares of Common Stock.
-----------------------------------------------------------------------------------------

         11.    Aggregate Amount Beneficially Owned by Each Reporting Person 4.5 million shares of Common Stock..............................................
-----------------------------------------------------------------------------------------

         12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                 (See Instructions)..................................................
-----------------------------------------------------------------------------------------

         13.    Percent of Class Represented by Amount in Row (11) 9.5%..............

-----------------------------------------------------------------------------------------
         14.    Type of Reporting Person (See Instructions)

                PN...................................................................

-----------------------------------------------------------------------------------------
         1.     Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                Apollo Advisors IV, L.P.* ...........................................

-----------------------------------------------------------------------------------------
         2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                (a) X................................................................

                (b)..................................................................

-----------------------------------------------------------------------------------------
         3.     SEC Use Only.........................................................

-----------------------------------------------------------------------------------------
         4.     Source of Funds (See Instructions) OO................................
-----------------------------------------------------------------------------------------
         5.     Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)...............................................
-----------------------------------------------------------------------------------------
         6.     Citizenship or Place of Organization
                Delaware.............................................................
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Number of Shares
Bene-             7.    Sole Voting Power  -0-
ficially
Owned by Each
Reporting Person
With:
                  8.    Shared Voting Power  4.5 million shares of Common Stock......
-----------------------------------------------------------------------------------------

                  9.    Sole Dispositive Power  -0-..................................
-----------------------------------------------------------------------------------------

                  10.   Shared Dispositive Power  4.5 million shares of Common Stock.
-----------------------------------------------------------------------------------------

         11.    Aggregate Amount Beneficially Owned by Each Reporting Person 4.5 million shares of Common Stock..............................................
-----------------------------------------------------------------------------------------

         12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                 (See Instructions)..................................................
-----------------------------------------------------------------------------------------

         13.    Percent of Class Represented by Amount in Row (11) 9.5%..............

-----------------------------------------------------------------------------------------
         14.    Type of Reporting Person (See Instructions)

                PN...................................................................

     * On December 23, 1998, Boss Investment LLC, a Delaware limited liability company owned by certain Reporting Entities (as defined in Item 2) (the "Investor"), entered into an Agreement and Plan of Merger (the "Merger
---------                                                       ------
Agreement"), with Building One Services Corporation, a Delaware corporation (the "Issuer"). Subject to the satisfaction or waiver of certain terms and
 ------
conditions of the Merger Agreement, a subsidiary of the Investor will merge (the "Merger") with and into the Issuer and, following the Merger, the Investor will
 ------
acquire approximately $200 million of convertible preferred stock representing 31.4% of the fully diluted common stock of the Issuer, par value $.001 per share (the "Common Stock"), on an "as converted" basis. In connection with the Merger
      ------------
Agreement, the Investor entered into a Stockholders Agreement dated as of December 23, 1998 (the "Stockholders Agreement") with Jonathan Ledecky
                        ----------------------
("Ledecky").  Pursuant to the Stockholders Agreement, Ledecky, owning
  -------
approximately 9.5% of the issued and outstanding shares of Common Stock (assuming the exercise of the warrant held by Ledecky), has agreed to vote, and has granted a related proxy to vote, his Common Stock in favor of the Merger Agreement and the Merger.

ITEM 1. SECURITY AND ISSUER

                        This Statement relates to the common stock, par value
              $.001 per share ("Common Stock"), of Building One Services
                                ------------
              Corporation, a Delaware corporation (the "Issuer"). The address of
                                                        ------
              the principal executive office of the Issuer is 800 Connecticut Avenue, N.W., Suite 1111, Washington, D.C. 20006.



ITEM 2. IDENTITY AND BACKGROUND

(a)- (c)                This statement is filed jointly by (i) Boss Investment
and (f)       LLC, (the "Investor"), a Delaware limited liability company; (ii)
                         --------
              Apollo Investment Fund IV, L.P., a Delaware limited partnership
              ("AIF IV");(iii) Apollo Overseas Partners IV, L.P., a limited
                ------
              partnership registered in the Cayman Islands ("Overseas
                                                             --------
              Partners"); and (iv) Apollo Advisors IV, L.P., a Delaware limited
              --------
              partnership and the general partner of each AIF IV and Overseas
              Partners ("Advisors"). The foregoing entities are hereinafter
                         --------
              referred to collectively as the "Reporting Entities." The
              Reporting Entities are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section
              13(d)(3) of the Securities Exchange Act of 1934.

                        AIF IV and Overseas Partners are principally engaged in
              the business of investing in securities. Advisors is principally engaged in the business of serving as general partner of AIF IV and managing general partner of Overseas Partners. The principal office of each of the Reporting Entities is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

                        Apollo Capital Management IV, Inc., a Delaware
              corporation ("Capital Management IV"), is the general partner of
                            ---------------------
              Advisors. Capital Management IV is principally engaged in the business of serving as general partner to Advisors.

                        Apollo Management IV, L.P., a Delaware limited
              partnership ("Apollo Management IV"), serves as manager of the
                            --------------------
              Reporting Entities and manages their day-to-day operations.

                        AIF IV Management, Inc., a Delaware corporation ("AIM
                                                                          ---
              IV"), is the general partner of Apollo Management IV. AIM IV is
              --
              principally engaged in the business of serving as general partner to Apollo Management IV.

                        The respective addresses of the principal office of
              Advisors, Capital Management IV, Apollo Management IV and AIM IV are c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

                        Apollo Fund Administration IV, LLC, a Delaware limited
              liability company ("Administration"), is the administrative
                                  --------------
              general partner of Overseas Partners. Administration is principally engaged in the business of serving as administrative general partner of Overseas IV. The principal place of business of Administration is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

                        Attached as Appendix A to Item 2 is information
              concerning the principals, executive officers, directors and principal shareholders of the Reporting Entities and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) and                 None of the Reporting Entities or any of the persons or
(e) entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                        No funds are necessary to effectuate the transactions
             contemplated by the Stockholders Agreement (as defined in Item 4).

                        The Investor intends to obtain financing from its
             members for the purchase of the Issuer's Convertible Preferred Stock (as defined in Item 4).

                        The Merger (as defined in Item 4) will require
             approximately $900 million of financing (including fees and expenses), and is expected to be funded by $225 million of cash on the Issuer's balance sheet, new indebtedness and $200 million from the purchase of the Convertible Preferred Stock.



ITEM 4. PURPOSE OF TRANSACTION

                        The purpose of the transaction is to acquire $200
             million of a new class of convertible preferred stock to be issued by the Issuer (the "Convertible Preferred Stock") in connection
                                 ---------------------------
             with the Merger (as defined below).

                        On December 23, 1998, the Investor entered into an
             Agreement and Plan of Merger (the "Merger Agreement"), with the
                                                ----------------
             Issuer. Subject to the satisfaction or waiver of certain terms and conditions set forth in the Merger Agreement, a subsidiary of the Investor ("Newco") will merge (the "Merger") with and into the
                        -----                    ------
             Issuer and, as a result of the Merger, the Investor will acquire approximately $200 million of the Convertible Preferred Stock representing 31.4% of the fully diluted Common Stock on an "as converted" basis (assuming no options or warrants are exercised or cashed-out pursuant to the Merger Agreement). The Issuer will be the surviving corporation ("Surviving Corporation").
                                         ---------------------

                        The Merger Agreement also provides that the directors
             and officers of the Issuer prior to the consummation of the Merger shall be the directors and officers of the Surviving Corporation until their respective successors are duly elected and qualified; provided, however, that as part of the Merger, the board of
             --------  -------
             directors of the Surviving Corporation shall be increased to ten directors. Four of the directors shall be elected by holders of a majority of the shares of Convertible Preferred Stock voting as a single class. Upon a payment default under any indebtedness of the Company or a material breach of the certificate of incorporation of the Surviving Corporation, holders of a majority of the shares of Convertible Preferred Stock shall have the right to elect a majority of the board of directors of the Surviving Corporation.

                        In connection with the Merger Agreement, the Investor
             entered into a Stockholders Agreement dated as of December 23, 1998 (the "Stockholders Agreement"), with Jonathan Ledecky ("Ledecky")
                   ----------------------                            -------
             who owns approximately 9.5% of the issued and outstanding Common Stock (assuming the exercise of the warrant held by Ledecky). Pursuant to the Stockholders Agreement, Ledecky has agreed to vote, and has granted a related proxy to vote, his Common Stock in favor of the Merger Agreement and the Merger.

                        Under the terms of the Merger Agreement, the Issuer has
             agreed to use commercially reasonable efforts to cause certain stockholders of the Issuer who are employed by the Issuer or its subsidiaries to execute agreements substantially similar to the Stockholders Agreement.

                        The Stockholders Agreement and the Merger Agreement each
             contain other terms and conditions. The foregoing description of such agreements is qualified in its entirety by reference to the text of such agreements, which are filed as exhibits to this
             Schedule 13D and are incorporated herein by reference.

                        Except as set forth in this Item 4, the Reporting
             Entities have no present plans or proposals to acquire additional securities of the Issuer. However, the Reporting Entities reserve the right to acquire additional securities and to participate in future transactions with respect to the Issuer's securities. In the event of a material change in such plans or other matters affecting the transactions contemplated herein, the Reporting Entities will amend this Schedule 13D.

                        Neither the filing of this statement nor any of its
             contents shall be deemed an admission that any person is part of a "group" with the Reporting Entities either for the purpose of
             Schedule 13D of the Securities and Exchange Act of 1934, as amended, or for any other purpose with respect to the Issuer's Common Stock.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) and                 The Reporting Entities have the power to vote, or to
(b) direct the vote of, an aggregate of 4,500,000 shares of Common Stock in favor of the Merger and the Merger Agreement and against any Alternative Transaction (as defined in the Merger Agreement) or any action that would cause the Issuer to breach any representation, warranty or covenant contained in the Merger Agreement. The 4,500,000 shares of Common Stock, representing approximately 9.5% of the issued and outstanding Common Stock (assuming the exercise of the warrant held by Ledecky), includes 2,250,000 shares of Common Stock currently held by Ledecky and 1,950,000 shares of Common Stock issuable upon the exercise of a warrant held by Ledecky.

              Pursuant to the terms of the Stockholders Agreement, the Reporting Entities also have the power to cause Ledecky to elect to retain in the Merger such number of shares of Common Stock equal to the sum of (a) 50% of the shares of Common Stock currently held by Ledecky plus (b) any Warrants (as defined in the Merger Agreement) plus (c) the number of shares of Common Stock issued upon the exercise of any Warrant, in lieu of such shares of Common Stock being converted into the right to receive the Cash Merger Price (as defined in the Merger Agreement) for each share.

                        Information concerning the identity and background of
              such persons who share in
              the power to vote or to direct the vote or to dispose or direct the disposition of such Common Stock is as set forth in Appendix A to Item 2 and is incorporated herein by reference.

(c)             The responses set forth in Item 4 are incorporated herein.

(d)             Not applicable.

(e)             Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO THE SECURITIES OF THE ISSUER

                        The responses set forth in Item 4 and Item 5 are
             incorporated herein.

                        Ledecky has agreed, and the Stockholders Agreement
             includes an irrevocable proxy for the benefit of the Investor with respect to the shares of Common Stock owned by Ledecky subject to the Stockholders Agreement, (a) to vote all shares of Common Stock owned by Ledecky in favor of the adoption of the Merger Agreement and the Merger and (b) to vote such Common Stock against (i) any Alternative Transaction (as defined in Merger Agreement), (ii) any amendment of the Issuer's certificate of incorporation or by-laws or other proposal or transaction involving the Issuer, which amendment or other proposal or transaction would be reasonably likely to impede, frustrate, prevent or nullify the Merger, Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of the Common Stock or (iii) any action that would cause the Issuer to breach any representation, warranty or covenant contained in the Merger Agreement.

                        Ledecky has also agreed, until the Stockholders
             Agreement has terminated, among other things, not to (a) sell, transfer, give, pledge or otherwise dispose of, or consent to the sale, transfer, pledge, assignment or other disposition of, the Common Stock owned by Ledecky other than pursuant to the terms of the Merger Agreement; (b) enter into any voting arrangement, directly or indirectly, whether by proxy, voting agreement or otherwise, in respect of the Common Stock owned by Ledecky; (c) directly or indirectly solicit, initiate or encourage any inquiries or the making of any proposal that may lead to an Alternative Transaction; or (d) directly or indirectly participate in any discussions or negotiations regarding any proposed Alternative Transaction.


ITEM 7.   MATERIAL TO BE FILED AS AN EXHIBIT

                        1. Stockholders Agreement dated as of December 23, 1998, among Boss Investment LLC, a Delaware limited liability company, and Jonathan Ledecky.

                        2. Agreement and Plan of Merger dated as of December 23, 1998, between Boss Investment LLC, a Delaware limited company, and Building One Services Corporation, a Delaware corporation.


                                  ***********

APPENDIX A TO ITEM 2

      The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of Advisors, Capital Management IV, and Administration. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates. Except as otherwise indicated in this Appendix A or in the
Schedule 13D to which this Appendix A relates, the principal business address of each person or entity set forth below is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577, and each such person or entity is a citizen of the United States of America.

      The principal business of Advisors is to provide advice regarding investments by, and serving as general partner to, the Reporting Persons, and the principal business of Capital Management IV is that of serving as general partner of Advisors.

      The directors and principal executive officers of Capital Management IV are Messrs. Leon D. Black and John J. Hannan. The principal occupation of each of Messrs. Black and Hannan is to act as an executive officer and director of Capital Management IV. Messrs. Black and Hannan are also limited partners of Advisors IV. Mr. Black is the President and director of AIM IV, the general partner of Apollo Management IV. Mr. Hannan is a Vice President and director of AIM IV. AIM IV is principally engaged in the business of serving as general partner of Apollo Management IV.

      Messrs. Black and Hannan are also founding principals of Apollo Advisors, L.P. ("Apollo Advisors"), Apollo Advisors II, L.P. ("Advisors II"), Lion
       ---------------                               -----------
Advisors, L.P. ("Lion"), Apollo Real Estate Advisors, L.P. ("AREA") and Apollo
                 ----                                        ----
Real Estate Advisors II, L.P. ("AREA II").  The principal business of Apollo
                                -------
Advisors, Advisors II and Lion is to provide advice regarding investments in securities and the principal business of AREA and AREA II is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019.

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13D may be filed jointly on behalf of each of Boss Investment LLC, Apollo Investment Fund IV, L.P., Apollo Advisors IV, L.P. and Apollo Overseas Partners IV, L.P.

      Dated as of the 4th day of January, 1999.

BOSS INVESTMENT LLC                                        APOLLO ADVISORS IV, L.P.

                                                           By:  Apollo Capital Management IV, Inc.,
                                                                its General Partner
By:  /s/   Andrew Africk
   ---------------------------------------
   Name:  Andrew Africk                                    By: /s/   Michael D. Weiner
   Title:    Manager                                           ---------------------------------------
                                                               Name:  Michael D. Weiner
                                                               Title:    Vice President


APOLLO INVESTMENT FUND IV, L.P.                            APOLLO OVERSEAS PARTNERS IV, L.P.  IV, L.P.

By: Apollo Advisors IV, L.P.,                              By: Apollo Advisors IV, L.P.,
    its General Partner                                        its General Partner

By: Apollo Capital Management IV, Inc.,                    By: Apollo Capital Management IV, Inc.,
    its General Partner                                        its General Partner

By: /s/   Michael D. Weiner                                By: /s/   Michael D. Weiner
   ---------------------------------------                     ---------------------------------------
   Name:   Michael D. Weiner                                   Name:   Michael D. Weiner
   Title:  Vice President                                      Title:  Vice President